July 17, 2013

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	Global Tech Solutions, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 27, 2013
File No. 333-186460

Dear Mrs. Mills-Apenteng:

We have received and read your letter dated July 15, 2013, regarding the above-referenced matter.  Please be informed that we have caused to be prepared and filed another amended registration statement on Form S-1/A, in response to that comment specified in your letter.  Additionally, the purpose of this letter is to also respond, in writing, to that comment.

Comment:

Condensed Statements of Cash Flows, page F-6

1.
We note your revision to the statements of cash flows in response to prior comment 1. It does not appear that either column for the line items, Net cash used in operating activities and Net cash from financing activities add to their respective subtotals. Please advise or revise accordingly.

Response:

Please note, we have revised that page in our Condensed Statement of Cash Flows and, accordingly, the columns for those line items add to the respective subtotals.

We hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission
July 17, 2013

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, hopefully, you will determine that the provisions of this letter and the amended registration statement are responsive to that comment specified in your letter dated July 17, 2013.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,
Global Tech Solutions, Inc.

/s/ Kenneth Johnson
By:          Kenneth Johnson, President